EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)			Three Months Ended June 30, 2014	Six Months Ended June 30, 2014
Earnings

1.	Net income attributable to U.S. Bancorp		$1,495	$2,892

2.	Applicable income taxes, including expense related to unrecognized tax positions		547	1,043

3.	Net income attributable to U.S. Bancorp before income taxes (1 + 2)		$2,042	$3,935

4.	Fixed charges:

	a.	Interest expense excluding interest on deposits*	$244	$497

	b.	Portion of rents representative of interest and amortization of debt expense	27	56

	c.	Fixed charges excluding interest on deposits (4a + 4b)	271	553

	d.	Interest on deposits	114	233

	e.	Fixed charges including interest on deposits (4c + 4d)	$385	$786

5.	Amortization of interest capitalized		$–	$–

6.	Earnings excluding interest on deposits (3 + 4c + 5)		2,313	4,488

7.	Earnings including interest on deposits (3 + 4e + 5)		2,427	4,721

8.	Fixed charges excluding interest on deposits (4c)		271	553

9.	Fixed charges including interest on deposits (4e)		385	786

Ratio of Earnings to Fixed Charges

10.	Excluding interest on deposits (line 6/line 8)		8.54	8.12

11.	Including interest on deposits (line 7/line 9)		6.30	6.01

*	Excludes interest expense related to unrecognized tax positions

U.S. Bancorp	85